SAUL CENTERS, INC.
7501 Wisconsin Avenue, Suite 1500E, Bethesda, Maryland 20814
(301) 986-6200

August 12, 2015

By EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Daniel L. Gordon

Re:	Saul Centers, Inc.
Form 10-K for the year ended December 31, 2014
Filed March 6, 2015
File No. 001-12254

Ladies and Gentlemen:
This letter sets forth the response of Saul Centers, Inc., a Maryland corporation (the “Company”), to your letter dated July 31, 2015, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.
The Company hereby confirms that, in future filings after the date of this response letter, the Company will use the label “FFO available to common stockholders and non-controlling interests” instead of “FFO available to common shareholders.”
As requested by the Staff, we are providing the following acknowledgements:

-	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy.

Very truly yours,
/s/ Scott V. Schneider
Scott V. Schneider
Senior Vice President and Chief Financial Officer

cc:	Justin J. Bintrim
Christine Nicolaides Kearns

www.SaulCenters.com